

February 27, 2006

Via Facsimile (212) 649-9425 and US Mail

William S. Lamb
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, New York 100019

> **Re: Central Vermont Public Service Corporation**
> **Schedule TO-C filed February 7, 2006**
> **Schedule TO-I filed February 13, 2006, as amended**
> **File No. 5-42346**

Dear Mr. Lamb:

We have reviewed the above-referenced filings and have the following comments:

Schedule TO-C filed February 7, 2006

1.   We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. *See* Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Therefore, please delete the reference to forward-looking statements "within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act" or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this offer.

Schedule TO filed February 13, 2006

Withdrawal Rights, page 18

2.   Please revise the disclosure pertaining to the withdrawal procedures in light of the fact that stockholders may tender shares at different prices by submitting separate letters of transmittal. For example, are they required to submit separate notices of withdrawal for

each portion of shares tendered at a particular price? Or may they submit one withdrawal notice to withdraw any and all shares?

Conditions of the Offer, page 20

3. We note that you terminate the offer in the event a condition is triggered "regardless of the circumstance giving rise to the event." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please confirm your understanding of our position.

4. We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

5. We note your statement that the "rights shall be deemed an ongoing right that may be asserted at any time and from time to time." We believe that all offer conditions, other than receipt of necessary governmental approvals, must be satisfied or waived on or before the *expiration* date of the offer. Please revise accordingly.

6. We note your statement that any determination you make will "be final and binding." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Incorporation by Reference, page 30

7. You attempt to incorporate by reference any future documents or reports filed from the date of this offer until it is completed. However, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to shareholders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions